Vipshop Holdings Limited 128 Dingxin Road Haizhu District, Guangzhou 510220 People’s Republic of China

December 18, 2023

VIA EDGAR

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vipshop Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 19, 2023
File No. 001-35454

Dear Ms. Chaudhry, Ms. Brillant, Mr. Nalbantian, and Ms. Beech:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 19, 2023 (the “2022 Form 20-F”) and the Company’s correspondence filed with the Commission on September 13, 2023 (the “Prior Correspondence”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.

We note your response to comment 3, and reissue. With regards to disclosure corrections with the use of terms such as “we” or “our”, please provide your proposed revised disclosure for the entirety of the “Item 3. Key Information” section and your risk factors. We also note your explanation that, as an “investment holding company,” you do not expect the legal and operational risks associated with the PRC to apply to Vipshop HK. However, we note your disclosure on page 13 that Vipshop China distributed RMB14.98 billion to Vipshop HK in 2022. Please revise your definition of PRC to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. In addition, considering the funds held by your Hong Kong subsidiary, in future filings please disclose applicable laws and regulations in Hong Kong as well as the related risks and consequences, such as:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

•	Enforceability of civil liabilities in Hong Kong.

•

Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and

•

Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s Prior Correspondence. Page references are made to the 2022 Form 20-F to indicate the approximate location of the disclosure.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Vipshop Holdings Limited is not ~~an~~ a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entities and their subsidiaries. ~~We conduct our~~ Our operations in China are conducted by~~through~~ (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which one of our PRC subsidiaries~~we, but~~ maintains contractual arrangements ~~with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in Vipshop Holdings Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities and their subsidiaries, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated variable interest entities and their subsidiaries~~. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, ~~we operate~~ these businesses in China are operated by~~through~~ the consolidated variable interest entities and their subsidiaries, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities, and their nominee shareholders to direct the business operations of the consolidated variable interest entities and their subsidiaries. Revenues contributed by the consolidated variable interest entities accounted for ~~2.3%,~~ 2.6%, ~~and~~ 1.1%, and            % of our total net revenues in ~~2020,~~ 2021, ~~and~~ 2022, and 2023, respectively. However, contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interests and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. For a more detailed discussion of those risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

Page 6:

We face various risks and uncertainties relating to doing business in China. A majority of our ~~Our~~ business operations are ~~primarily~~ conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, as well as the prospective uncertainties as to the ability of the Public Company Accounting Oversight Board, or the PCAOB, to inspect or investigate completely auditors located in mainland China and Hong Kong, such as our auditor headquartered in Hong Kong, which may impact the~~our~~ ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong do not have a material impact on the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct business, accept foreign investment , or continue to list on a United States stock exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and we cannot assure you as to whether such regulatory actions may have a material impact on the ability of our holding company, subsidiaries, and the consolidated variable interest entities to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

Page 7:

Permissions Required from the PRC Authorities for Our Operations

~~We conduct our business~~ Our operations are primarily conducted by~~through~~ our subsidiaries and the consolidated variable interest entities in China.

…

Page 8:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

If (i) ~~we~~any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities fails to~~do not~~ receive or maintain any requisite permissions or approvals or complete any requisite filing procedures, (ii) ~~we~~ any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities inadvertently concluded that certain permissions or approvals have been acquired or are not required, or that certain filing procedures have been completed or are not required to be completed, or (iii) applicable laws, regulations, or interpretations thereof change and ~~we~~any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities becomes subject to the requirement of additional permissions, approvals, or filing procedures in the future, we cannot assure you that ~~we~~any of our holding company, our PRC subsidiaries, or the consolidated variable interest entities will be able to obtain such permissions or approvals or complete such filing procedures in a timely manner, or at all, and such permissions, approvals, or filings may be rescinded even if obtained or completed. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations.

Page 15:

Summary of Risk Factors

An investment in our ADSs involves significant risks. The operational and legal risks as well as the potential consequences associated with having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to any operations that we may have in Hong Kong. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Page 28:

In addition, to the extent that we have accessed data in Hong Kong, we have been compliant with the currently effective laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong. These protocols and obligations include, among other things, that (i) personal data must be collected for a lawful purpose, necessary, and not excessive, (ii) personal data must be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. As of the date of this annual report, we believe that these laws and regulations in Hong Kong regarding data security would not, nor would any non-compliance therewith, have any material adverse impact on our business. However, if certain laws and regulations in Hong Kong were to result in oversight over data security that materially impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, financial condition, and results of operations.

Page 38:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

We are a Cayman Islands company, and our PRC subsidiary, namely Vipshop (China) Co., Ltd., or Vipshop China, is a wholly foreign-owned enterprise, or WFOE, under the PRC law. To comply with PRC laws and regulations, ~~we conduct~~ our operations in China, including the operations of our Vipshop Online Platform, are conducted through contractual arrangements entered into between Vipshop China and~~by~~ the respective consolidated variable interest entities, Vipshop E-Commerce, Vipshop Information, and Pin Jun Tong. Because all shareholders of the consolidated variable interest entities are PRC citizens, the consolidated variable interest entities are considered PRC domestic companies under PRC laws. As of the date of this annual report, Vipshop E-Commerce holds a value-added telecommunication business operating license for online data processing and transaction processing (operating e-commerce) services valid until December 28, 2027, which is required for providing platform access to third-party merchants for their sales of products to further develop our business; Vipshop E-Commerce also holds an Internet Culture Operation License, which is valid until May 27, 2024, for its operation of internet culture businesses. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” Each of the consolidated variable interest entities is a PRC limited liability company. As a result of these contractual arrangements, we are considered the primary beneficiary of the consolidated variable interest entities and consolidate their operating results in our financial statements under U.S. GAAP for accounting purposes. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Page 60:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

…

You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong. In terms of enforceability of civil liabilities in mainland China, ~~The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law.~~ mainland China~~PRC~~ courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the mainland China~~PRC~~ courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of ~~PRC~~ laws of mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China~~PRC~~ court would enforce a judgment rendered by a court in the United States. In terms of enforceability of civil liabilities in Hong Kong, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments either. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy. Therefore, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

2.

We note your response to comment 4 and your proposed revisions to the diagram of your corporate structure. Please further revise to identify the person or entity that owns the equity in each of the VIEs.

The Company respectfully clarifies that it has identified the persons who own the equity interest in each of the variable interest entities in footnotes 2, 3, and 4 of the revised diagram of its corporate structure set forth in the Prior Correspondence. For the Staff’s easy reference, please refer to footnotes 2, 3, and 4 of the further revised diagram of the Company’s corporate structure set forth in Appendix A attached hereto for the equity ownership information of the variable interest entities, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s Prior Correspondence to incorporate recent updates.

Permissions Required from the PRC Authorities for Our Operations, page 7

3.

We note your response to comment 5 and reissue our comment in part. You disclose that you were “advised” by counsel, but it is still unclear whether you obtained an opinion of counsel with respect to your conclusions regarding CSRC and CAC approval and that you do not need any additional permissions and approvals to operate your business. Please revise to clarify. In addition, we note your disclosure that you “have not been denied by any PRC government authority for any requisite permissions or filing procedures to the extent applicable with respect to [y]our issuance or offerings of securities to foreign investors in the past.” Please further revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, your disclosure is qualified and only speaks to securities offerings and does not address permissions required to operate your business.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s Prior Correspondence. Page references are made to the 2022 Form 20-F to indicate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

Page 7:

Permissions Required from the PRC Authorities for Our Operations

~~We conduct our business~~ Our operations are primarily conducted by~~through~~ our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC legal counsel, Han Kun Law Offices, is of the opinion that our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries have obtained the requisite ~~necessary~~ licenses and permits from the PRC government authorities that are ~~material~~ necessary for their business operations in China, including~~, among others,~~ Business Licenses, Value-added Telecommunication Licenses, or VAT Licenses, Food Operating Permit, Internet Drug Information Service Qualification Certificate, Payment Business License, Network Cultural Business License, Record-filing for the Non-commercial Internet Information Services, Record-filing of Public Security for Network User, Record-filing of Online Publication Distribution Service, Record-filing of Type II Medical Devices Operation, Record-filing for a Third-party Platform Providing Online Trading Service of Medical Devices, Record-filing for a Third-party Platform Providing Online Trading Service of Medicines, Record-filing of Online Sales of Medical Device, Record-filing of a Third-party Platform Providing Online Food Trading, Record-filing of Issuers of Single-purpose Commercial Prepaid Cards, Record-filing of Importer or Exporter of Import or Export Goods, and Record-filing of a Customs Declaration Entity, except for certain permissions and approvals ~~requirements~~ in mainland China, including certain VAT Licenses for internet finance business as well as certain Record-filing of E-commerce Livestream Platform and License for Online Transmission of Audio-visual Programs for our live streaming services, which collectively represents an immaterial portion of our overall business operations. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the relevant authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of the relevant laws and regulations and the enforcement practice by relevant government authorities, we face challenges in obtaining and maintaining all requisite licenses and permits and may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

Page 8:

Under the current PRC laws, regulations, and rules, in connection with our issuance of securities to foreign investors in the past, ~~as advised by Han Kun Law Offices, our PRC legal counsel, we believe that,~~ our PRC legal counsel, Han Kun Law Offices, is of the opinion that as of the date of this annual report, we, our PRC subsidiaries, and the consolidated variable interest entities, (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Overseas Offering and Listing Measures for our historical issuances or offerings of securities to foreign investors that were completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC unless any of our company, our subsidiaries, or the VIEs is deemed to be a critical information infrastructure operator or a network platform operator whose network product or service purchasing or data processing activities affect or may affect national security under the Cybersecurity Review Measures by any government authorities, and (iii) have not been denied by any PRC government authority for any ~~such~~ requisite permissions or filing procedures, to the extent applicable with respect to our issuance or offerings of securities to foreign investors in the past. However, given that the Cybersecurity Review Measures, the Overseas Offering and Listing Measures, and other applicable regulations were recently promulgated, there are substantial uncertainties as to their implementation and interpretation, and how they will affect our listing status and financing activities in the future. If we fail to go through the cybersecurity review by the CAC, complete the filing procedures with the CSRC, or fulfill other necessary procedures, if required, in a timely manner, or at all, for any future offering or any other activities that are subject to those regulatory requirements, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative procedures of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

D. Risk Factors

Summary of Risk Factors

Risks Relating to Doing Business in China, page 17

4.	We note your response to comment 8 and reissue. Please provide your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s Prior Correspondence. Page references are made to the 2022 Form 20-F to indicate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

Page 16:

Risks Relating to Our Corporate Structure

•

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” on page            of this annual report.

•

We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If the consolidated variable interest entities and their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to arbitration or litigation to enforce our rights, which may be time-consuming, unpredictable, expensive, and damaging to our operations and reputation” on page            of this annual report.

•

The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the significant consolidated variable interest entity have potential conflict of interest with us, which may adversely affect our business” on page            of this annual report.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

Page 17:

Risks Relating to Doing Business in China

•

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations” on page            of this annual report.

•

Uncertainties with respect to the PRC legal system could adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page            of this annual report.

•

A majority of our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page            of this annual report.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page            of this annual report.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page            of this annual report.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

•

The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of, filing with, and other administrative procedures of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative procedures of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page            of this annual report.

•

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business” on page            of this annual report.

•

The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” on page            of this annual report and “Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business” on page            of this annual report.

5.

We note your response to comment 9 and reissue in part. While we acknowledge your proposed disclosure with regards to the risk posed by cash or assets in the business in the PRC not being available to fund operations or for other use outside of the PRC, please also include disclosure regarding the risk that cash or assets in the business in Hong Kong may not be available to fund operations or for other use outside of Hong Kong.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 18, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s Prior Correspondence. Page references are made to the 2022 Form 20-F to indicate the approximate location of the disclosure.

Page 50:

Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs. As a result, the funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. Similarly, to the extent that any similar intervention, restrictions, or limitations is imposed in Hong Kong, we cannot assure you that our cash or assets located in Hong Kong will be readily available to fund operations or for other use outside of Hong Kong.

*        *        *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 20 2233-0025 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8225 or yuting.wu@skadden.com.

Sincerely yours,

Vipshop Holdings Limited

By:	/s/ Mark Wang
Name:	Mark Wang
Title:	Chief Financial Officer

cc:	Eric Ya Shen, Chairman of the Board of Directors and Chief Executive Officer, Vipshop Holdings Limited

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Appendix A

Notes:

(1)	Subsidiaries primarily engaged in product procurement business.
(2)

Vipshop E-Commerce is a consolidated variable interest entity that primarily engages in e-commerce platform operation. Shareholders of Vipshop E-Commerce include ~~our co-founders and shareholders~~ Eric Ya Shen, our chairman of the board of directors and chief executive officer, and Chan Huang, our employee~~Arthur Xiaobo Hong~~, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(3)

Vipshop Information is a consolidated variable interest entity that primarily engages in internet finance business, which represents a nominal portion of our business. Shareholders of Vipshop Information include ~~our co-founders and shareholders~~ Eric Ya Shen and Chan Huang~~Arthur Xiaobo Hong~~, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

(4)

Pin Jun Tong is a consolidated variable interest entity with no substantive business. Shareholders of Pin Jun Tong include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 65% and 35% of the total equity interests in Pin Jun Tong, respectively.

(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Zhaoqing and Jianyang, and the regions around them.
(6)	Subsidiaries primarily engaged in software development and information technology support.